                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-07763


                        UNITED STATES FILTER CORPORATION


         This Supplement is a part of the Prospectus dated August 16, 1996 relating to 5,780,079 shares of Common Stock, par value $.01 per share (the "Common Stock"), of United States Filter Corporation (the "Company"), issuable in connection with the acquisition by the Company directly, or through subsidiaries, of various businesses or assets, or interests therein. Defined terms contained in this Supplement have the meanings assigned to them in the Prospectus.

                              SELLING STOCKHOLDERS

         On March 6, 1997, the Company acquired the business of Sidener Supply Company and certain affiliated entities ("Sidener") from the shareholders of Sidener and certain affiliated entities and partnerships (together the "Selling Stockholders"). Sidener is engaged in the sale and distribution of waterworks equipment, supplies and services. For the fiscal year ended December 31, 1996, Sidener generated approximately $85 million of revenues from operations in the states of Illinois, Indiana, Kansas and Missouri.

         The consideration for the acquisition of the business of Sidener was 1,627,181 shares of Common Stock (the "Shares"). The Selling Stockholders intend to sell all of the Shares received by them, constituting approximately 2.24% of the shares of Common Stock outstanding on March 1, 1997, pursuant to this Prospectus and the Registration Statement of which it is a part.

         The Company has consented to use of the Prospectus by the Selling Stockholders. The Selling Stockholders have agreed that any sales of Shares will be made only through Donaldson, Lufkin & Jenrette Securities Corporation, or such other firm mutually agreeable to the Company and the Selling Stockholders, and that the Shares will not be disposed of in any manner which is disruptive to the market for the Common Stock.

                                  RISK FACTORS

         The text appearing under the caption "Risk Factors--Shares Eligible for Future Sale" in the Prospectus is supplemented by substituting the following therefor in its entirety:

SHARES ELIGIBLE FOR FUTURE SALE

         The market price of the Common Stock could be adversely affected by the availability for public sale of shares held on March 1, 1997 by security holders of the Company, including: (i) up to 3,750,093 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of 5 3/4% Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Common Stock at maturity); (ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 at a conversion price of $18.33 per share of Common Stock; (iii) 9,113,924 shares issuable upon conversion of the Notes at a conversion price of $39.50 per share of Common Stock; (iv) 2,755,925 outstanding shares that are currently registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to two shelf registration statements; and (v) 2,780,522 shares which are subject to agreements pursuant to which the holders have certain rights to request the Company to register the sale of such holders' Common Stock under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company (1,980,000 of which shares also may be sold from time to time by the holder thereof pursuant to Rule 144 under the Securities Act). In addition, the Company has registered for sale under the Securities Act 1,659,736 shares which may be issuable by the Company from time to time in connection with acquisitions of businesses from third parties.